FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November, 2002

                      Commission File Number: 333-09514-09

                      Tele Norte Celular Participacoes S.A.
                      (Tele Norte Cellular Holding Company)
                 (Translation of Registrant's Name Into English)

                        SCN QUADRA 3, Bloco A, Sobreloja
                            70713-000 Brasilia - DF,
                                     Brazil
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T 101(b)(1): __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X
                                    ----    ---

                                   SIGNATURES



                  Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      Tele Norte Celular Participacoes S.A.



    Date:  November 13, 2002          By:  /s/ Joao Cox Neto
                                           -----------------
                                      Name:   Joao Cox Neto
                                      Title: Chief Financial Officer and
                                              Market Relations Executive Officer

                                  EXHIBIT INDEX
                                  -------------



99.1.  Third Quarter Results for the period ended September 30, 2002